Exhibit 99.1

Page 1

SUN LIFE FINANCIAL INC.

BY-LAW NO. 1

An Amended and Re-stated By-law relating generally to the conduct of the business and affairs of Sun Life Financial Inc.

SECTION 1.

DEFINITIONS

1.1	Definitions

In this By-law No. 1:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;
(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada;
(c)	“Board” means the Board of Directors of the Corporation;
(d)	“Corporation” means Sun Life Financial Inc.; and
(e)	“public announcement” means disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

SECTION 2.
BOARD OF DIRECTORS

2.1	Manage the Business and Affairs of the Corporation

The Board shall manage or supervise the management of the business and affairs of the Corporation in accordance with and subject to the Act.

2.2       Number of Directors

The Corporation shall have a minimum of eight directors and a maximum of 20 directors. The number of directors to be elected at any annual meeting of the Corporation shall be such as is fixed by the directors prior to the annual meeting. The Board may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that: (a) the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual meeting; and (b) the maximum number of directors is not exceeded.

2.3       Term of Office

Each director shall be elected or appointed for a term ending immediately prior to the election of directors at the annual meeting of shareholders next following the director’s election or appointment. Directors are eligible for re-election or re-appointment.

2.4       Meetings of the Board

The Board shall meet regularly without notice on such dates, at such times and at such places as shall be determined from time to time by the directors. Special meetings of the Board may be called at any time upon 24 hours’ notice by either the Chairman of the Board or any three directors. A majority of the directors shall constitute a quorum at any meeting of the Board.

November 4, 2020

2.5       Votes to Govern

Subject to the Act, all questions to be decided at meetings of the Board shall be decided by a majority of the votes cast. If a vote is tied, the Chairman of the Board shall not have a second or casting vote.

2.6       Meetings of Committees of the Board

Committees of the Board shall determine their own procedures, including notice requirements, if any, for the calling and conduct of meetings, subject to any regulations imposed by the Board.

2.7       Remuneration of Directors

The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $2,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.

SECTION 3.
REQUIREMENTS FOR NOMINATIONS OF DIRECTORS

3.1       Nomination Procedures

Subject to the Act, only individuals who are nominated in accordance with the procedures set out in this Section 3 shall be eligible for election as directors of the Corporation at any meeting of shareholders of the Corporation. Nominations of individuals for election to the Board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;
(b)	by or at the direction or request of one or more shareholders pursuant to a proposal or a requisition made in accordance with the provisions of the Act; or
(c)	by any person (a “Nominating Shareholder”) who:
(i)	on the date of the giving of the notice provided for below and on the record date for notice of such meeting is a registered holder of shares that are entitled to be voted at such meeting on the election of directors; and
(ii)	complies with the notice procedures set forth in this Section 3.

3.2       Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation as set forth below.

3.3.       Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the 10th day following the Notice Date; and

November 4, 2020

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

3.4.       Proper Form of Timely Notice

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

(a)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a director:
(i)	the name, age, business address and residential address of the individual;
(ii)	the principal occupation or employment of the individual;
(iii)	the number of shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the individual as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and
(iv)	any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and
(b)	as to the Nominating Shareholder giving the notice and any beneficial owner respecting which the notice was given, the names of such person(s) and:
(i)	the number of shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by such person(s) and each person acting jointly or in concert with any of them;
(ii)	any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote shares of the Corporation for the election of directors; and
(iii)	any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to comply with requirements of the Office of the Superintendent of Financial Institutions (Canada) relating to assessing the suitability of directors and potential changes to the Board, determine the eligibility of such proposed nominee to serve as an independent director of the Corporation, or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

November 4, 2020

3.5       Eligibility for Nomination as a Director

No individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

3.6       Delivery of Notice

Notwithstanding any other provision of the Corporation’s By-laws, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at the email address indicated under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next day that is a business day.

3.7       Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of Section 3.

SECTION 4.
INDEMNIFICATION OF DIRECTORS AND OFFICERS

4.1       Indemnification of Directors and Officers

Subject to any limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer or any person who acts or acted, at the Corporation’s request, as a director or officer of, or in a similar capacity for, another entity, and each of such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is or was involved because of that association with the Corporation or such other entity, if:

(a)	such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Corporation or such other entity, and
(b)	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that their conduct was lawful.

The Corporation may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

November 4, 2020

SECTION 5.
MEETINGS OF SHAREHOLDERS

5.1       Chairman

The chairman at all meetings of shareholders of the Corporation shall be:

(a)	the Chairman of the Board; or
(b)	in the absence of the Chairman of the Board, a non-management director chosen as the chairman of the meeting by the directors who are present.

5.2       Quorum

At any meeting of shareholders, two persons present in person or by proxy and representing at least 25% of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.

SECTION 6.
CORPORATE MATTERS

6.1       Financial Year

The financial year of the Corporation shall end on the expiration of the 31st day of December in each year.

6.2       Corporate Seal

The seal of the Corporation shall be such as the Board may adopt.

6.3       Execution of Documents

Documents to be executed by the Corporation shall be executed by such persons and in such manner as may be determined by the Board.

November 4, 2020

SUN LIFE FINANCIAL INC.

BY-LAW NO. 2

An Amended and Restated By-law creating classes of shares of Sun Life Financial Inc.

SECTION 1.

DEFINITIONS

1.1       Definitions

In this By-law No. 2:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;
(b)	“Board” means the Board of Directors of the Corporation;
(c)	“Cancellation Time” means 11:59 p.m., Toronto time, on the thirty-fifth month anniversary of the Effective Date;
(d)	“Class A Shares” means the Class A Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(e)	“Class B Shares” means the Class B Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(f)	“Common Shares” means the common shares in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(g)	“Conversion Plan” means the conversion proposal of Sun Life as approved by the Minister which constitutes a Conversion Proposal as contemplated by the Act;
(h)	“Corporation” means Sun Life Financial Inc.;
(i)	“Effective Date” means the effective date specified in the Letters Patent of Conversion issued to Sun Life;
(j)	“Letters Patent of Conversion” has the meaning ascribed thereto in the Conversion Plan;
(k)	“Lost Policyholder” has the meaning ascribed thereto in the Conversion Plan;
(l)	“Regulations” means the regulations made under the Act, as amended or replaced from time to time;

(m)              “Share Constraint Regime” means the provisions of the Act and the Regulations, if any, which establish rules restricting the purchase or other acquisition, issue, transfer and voting of shares of the Corporation, as those provisions may be amended from time to time; and

(n)	“Sun Life” means Sun Life Assurance Company of Canada.

1.2       Interpretation

In this By-law No. 2, the terms “control”, “entity”, “person” and “significant interest” and all other terms which are not defined herein shall have the meanings ascribed to those terms in the Act.

February 12, 2014

SECTION 2.
AUTHORIZED CAPITAL

2.1       Authorized Capital

The authorized capital of the Corporation consists of:

(a)	an unlimited number of Class A Shares issuable in series;
(b)	an unlimited number of Class B Shares issuable in series; and

(c)                 an unlimited number of Common Shares.

SECTION 3.
CLASS A SHARES

The Class A Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1       Board’s Authority to Issue in One or More Series

The Board may issue the Class A Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares of the series. Before the issue of any shares of a series, the particulars of the series, including the rights, privileges, restrictions and conditions determined by the Board, shall be sent to the Superintendent of Financial Institutions (Canada).

3.2       Ranking of the Class A Shares

No rights, privileges, restrictions or conditions attached to a series of Class A Shares confer on the series a priority in respect of dividends or return of capital over any other series of Class A Shares. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs.

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, then the Class A Shares of all series participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

3.3       Voting Rights

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, the holders of the Class A Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

February 12, 2014

3.4       Constrained Shares

(a)	On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class A Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class A Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class A Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class A Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class A Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Class A Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 3.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Class A Shares.
(c)	Subject to subsection 3.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 3.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 3.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 3.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 3.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 3.4(a) by the Board, the Corporation shall give notice to the holders of the Class A Shares of the amendment, replacement or deletion thereto.
(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 3.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

3.5       Amendment with Approval of Holders of Class A Shares

The rights, privileges, restrictions and conditions attached to the Class A Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Shares given as hereinafter specified.

February 12, 2014

3.6       Approval of the Holders of the Class A Shares

The approval of the holders of the Class A Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class A Shares duly called for that purpose. Notwithstanding anything else in this Section 3, the approval of the holders of the Class A Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)                increase or decrease the maximum number of authorized Class A Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class A Shares;

(b)                effect the exchange, reclassification or cancellation of all or any part of the Class A Shares; or

(c)                 create a new class of shares equal to or superior to the Class A Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class A Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares, each holder of Class A Shares entitled to vote thereat shall have one vote in respect of each Class A Share held.

3.7       Notice to Holders of Class A Shares

Any notice, document, notice of redemption or other communication from the Corporation provided for herein or by the Act shall be sent to the holders of the Class A Shares:

(a)                by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or

(b)                by any other method permitted (or not prohibited) by the Act and other applicable law from time to time, including by electronic means.

Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class A Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class A Shares herein provided for shall be sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office, or sent or delivered by any other means acceptable to the Corporation.

February 12, 2014

SECTION 4.
CLASS B SHARES

The Class B Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

4.1       Board’s Authority to Issue in One or More Series

The Board may issue the Class B Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class B Shares of the series. Before the issue of any shares of a series, the particular of the series, including the rights, privileges, restrictions and conditions determined by the Board, shall be sent to the Superintendent of Financial Institutions (Canada).

4.2       Ranking of the Class B Shares

No rights, privileges, restrictions or conditions attached to a series of Class B Shares confer on the series a priority in respect of dividends or return of capital over any other series of Class B Shares. The Class B Shares shall rank junior to the Class A Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs.

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Class B Shares, then the Class B Shares of all series participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

4.3       Voting Rights

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class B Shares, the holders of the Class B Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.4       Constrained Shares

(a)                On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class B Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class B Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class B Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class B Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation shall, in person or by proxy, exercise any voting rights attached to Class B Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

February 12, 2014

(b)                If the purchase or other acquisition, issue, transfer, or voting of any Class B Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 4.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Class B Shares.

(c)                 Subject to subsection 4.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 4.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 4.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 4.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 4.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 4.4(a) by the Board, the Corporation shall give notice to the holders of the Class B Shares of the amendment, replacement or deletion thereto.

(d)                If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 4.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

4.5       Amendment with Approval of Holders of Class B Shares

The rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

4.6       Approval of the Holders of the Class B Shares

The approval of the holders of the Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares duly called for that purpose. Notwithstanding anything else in this Section 4, the approval of the holders of the Class B Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

February 12, 2014

(a)                increase or decrease the maximum number of authorized Class B Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class B Shares;

(b)                effect the exchange, reclassification or cancellation of all or any part of the Class B Shares; or

(c)                 create a new class of shares equal to or superior to the Class B Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class B Shares, each holder of Class B Shares entitled to vote thereat shall have one vote in respect of each Class B Share held.

4.7       Notice to Holders of Class B Shares

Any notice, document, notice of redemption or other communication from the Corporation provided for herein or by the Act shall be sent to the holders of the Class B Shares:

(a)                by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or

(b)                by any other method permitted (or not prohibited) by the Act and other applicable law from time to time, including by electronic means.

Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class B Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class B Shares herein provided for shall be sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office, or sent or delivered by any other means acceptable to the Corporation.

SECTION 5.
COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1       Dividends

(a)                Subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends, the holders of Common Shares shall be entitled to receive dividends as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such forms as the Board may from time to time determine and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares outstanding at the time.

February 12, 2014

(b)                Any dividend (other than a stock dividend) unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

5.2       Dissolution

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs, subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, the holders of the Common Shares shall be entitled to receive the remaining property of the Corporation that pertains to shareholders, in equal amounts per share, without preference or priority of one share over another.

5.3       Voting Rights

The holders of Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

5.4       Constrained Shares

(a)                On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Common Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Common Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Common Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Common Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Common Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

(b)                If the purchase or other acquisition, issue, transfer, or voting of any Common Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 5.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Common Shares.

(c)                 Subject to subsection 5.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 5.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 5.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 5.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 5.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 5.4(a) by the Board, the Corporation shall give notice to the holders of the Common Shares of the amendment, replacement or deletion thereto.

February 12, 2014

(d)                If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 5.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

5.5       Amendment with Approval of Holders of Common Shares

The rights, privileges, restrictions and conditions attached to the Common Shares as a class may be added to, changed or removed but only with the approval of the holders of the Common Shares given as hereinafter specified.

5.6       Approval of Holders of Common Shares

The approval of the holders of the Common Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Common Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Common Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose. Notwithstanding anything else in this Section 5, the approval of the holders of the Common Shares, voting separately as a class, is not required on a proposal to amend the by-laws of the Corporation to:

(a)                increase or decrease the maximum number of authorized Common Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Common Shares;

(b)                effect the exchange, reclassification or cancellation of all or any part of the Common Shares; or

(c)                 create a new class of shares equal to or superior to the Common Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Common Shares as a class, each holder of Common Shares entitled to vote thereat shall have one vote in respect of each Common Share held.

5.7       Notice to the Holders of the Common Shares

Any notice, document or other communication from the Corporation provided for herein or by the Act shall be sent to the holders of the Common Shares:

(a)                by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or

February 12, 2014

(b)                by any other method permitted (or not prohibited) by the Act and other applicable law from time to time, including by electronic means.

Accidental failure to give any such notice or other communication to one or more holders of Common Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Common Shares herein provided for shall be sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office, or sent or delivered by any other means acceptable to the Corporation.

SECTION 6.
LOST POLICYHOLDERS

6.1       Restriction on Voting Rights

(a)                Subject to subsection 6.1(b), no Lost Policyholder shall, in person or by proxy, exercise any voting rights that are attached to the Common Shares issued to such Lost Policyholder.

(b)                Subsection 6.1(a) shall cease to apply in respect of a Lost Policyholder once such Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2.

6.2       Confirmation Criteria

A Lost Policyholder shall cease to be a Lost Policyholder at any time from the Effective Date up to and including the Cancellation Time if such Lost Policyholder confirms the current address at which he or she may be reached by mail by: (i) responding to a letter from Sun Life or the Corporation requesting confirmation of the current address; (ii) contacting Sun Life or the Corporation and confirming the current address; (iii) informing Sun Life or the Corporation of a change of address; or (iv) otherwise confirming the current address with the Corporation, in a manner satisfactory to the Corporation.

6.3       Securities Register

From the Effective Date up to and including the Cancellation Time, the Corporation shall record in its securities register the status of a person as a Lost Policyholder. If a Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2, the Corporation shall amend its securities register accordingly.

6.4       Dividends and Distributions

No payments in respect of dividends or distributions declared by the Corporation in respect of the Common Shares issued pursuant to the Conversion Plan shall be made in respect of a Lost Policyholder. However, the Corporation shall pay to a person who ceases to be a Lost Policyholder, in accordance with Section 6.2, all dividends or distributions, without interest and net of any applicable withholding taxes, to which such person was otherwise entitled as a shareholder of record of the Corporation, while such person was a Lost Policyholder. The payment of such dividends or distributions shall be in accordance with the other provisions of this By-law No. 2.

6.5       Cancellation of Shares and Dividends and Subsequent Reissuance

Upon the Cancellation Time, the Corporation shall, for no consideration, cancel all Common Shares issued to Lost Policyholders who remain as such at the Cancellation Time, and all such Common Shares shall be deemed to have been surrendered to the Corporation, together with all entitlements to dividends and distributions thereon, including any proceeds of dissolution pursuant to the Act. Notwithstanding the foregoing, the Corporation shall, from time to time in accordance with the Conversion Plan, subsequent to the Cancellation Time reissue Common Shares and pay an amount in respect of dividends or issue securities or pay cash or other property to a person, as the case may be, whose Common Shares were cancelled in accordance with this Section 6.5.

February 12, 2014

No amount shall be deducted from, or added to, the stated capital account maintained for Common Shares in respect of the Common Shares cancelled or reissued, respectively, pursuant to this Section 6.5.

February 12, 2014